Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
August 29, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Great Wolf Resorts, Inc.
Registration Statement on Form S-3 (File No. 333-175930)
Ladies and Gentlemen:
     On behalf of Great Wolf Resorts, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2011.
     Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Tom Kluck, dated August 19, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
     The Company has asked us to convey the following as its responses to the Staff:
     General
1.	We note that on page 26 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. We also note that after the Form S-3 was filed, you filed a Form 8-K and a Form 10-Q for the quarter ended June 30, 2011. Please amend your registration statement to specifically incorporate by reference the latest quarterly reports and any applicable current reports that are filed after your initial registration statement and prior to effectiveness.

     Response to Comment 1
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 (i) to incorporate by reference the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2011, filed with the Commission on August 5, 2011, and (ii) to include a statement that all future filings pursuant to the Exchange Act prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus. Please see page 26 of the prospectus included in Amendment No. 1. The Company did not incorporate by reference its Form 8-K dated August 2, 2011, since it contained exclusively furnished rather than filed information.
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     If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee Lawrence G. Wee

cc:	James A. Calder Great Wolf Resorts, Inc.